O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
		Facsimile:	360-332-2291
		E-mail:	cic@stockslaw.com

File #4234

February 9, 2005

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Donald C. Hunt, Attorney-Advisor

Dear Sirs:

RE:	INFITECH VENTURES INC. (the “Company”)
	-	Registration Statement on Form 10-SB
	-	Originally Filed December 13, 2004
	-	SEC File Number 000-51073

We write on behalf of Infitech Ventures Inc. (the “Company”) in response to your comment letter dated January 7, 2005 regarding the above-referenced Registration Statement on Form 10-SB (the “Comment Letter”). On behalf of the Company, we have filed with the Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form 10-SB/A (as revised, the "Amended 10-SB"). We enclose with this letter a copy of the Amended 10-SB, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form 10-SB, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-SB.

GENERAL

1.	PLEASE TELL US THE PURPOSE OF FILING THE REGISTRATION STATEMENT AT THIS TIME.

Upon the Company’s Registration Statement becoming effective, the Company intends to apply to have its common stock traded on the Over-The-Counter Bulletin Board (the “OTCBB”). In accordance with Rule 6530 of the OTCBB Rules, in order to be eligible for listing on the OTCBB, the Company’s common stock must be registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and the Company must file reports pursuant to Sections 13 or 15(d) of the Exchange Act.

As such, the Company has filed a Form 10-SB Registration Statement for the purpose of meeting the OTCBB requirements for the quotation of its common stock.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

2.
WE NOTE THAT YOUR WEB SITE INDICATES THAT YOU PROVIDE WASTEWATER TREATMENT PRODUCTS. PLEASE REVISE YOUR REGISTRATION STATEMENT AS APPROPRIATE TO DESCRIBE SUCH PRODUCTS, OR TELL US SUPPLEMENTALLY WHY SUCH A DESCRIPTION IS NOT WARRANTED.

In response to this comment, the Company has informed us that, as part of its long term business plan, the Company intends to seek opportunities in the area of wastewater treatment and to seek exclusive distribution agreements for the supply of ultraviolet disinfection, membrane filtration and sequencing batch reactor wastewater treatment equipment. However, due to the Company’s limited financial resources, the Company will not be actively pursuing opportunities in this area at this time, although it may explore such opportunities if they present themselves. The Company has informed us that it has removed the discussion of wastewater treatment technologies from its website. Further, the Amended 10-SB now contains a brief discussion of the Company’s long-term plans with respect to opportunities in wastewater treatment. See page 9 of the Amended 10-SB.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS - PAGE 3

3.
PLEASE REVISE TO ELIMINATE THE REFERENCES TO SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, AS THESE SAFE HARBOR PROVISIONS ARE NOT AVAILABLE TO NON-REPORTING OR PENNY STOCK ISSUERS.

The forward looking statements statement in the Amended 10-SB has been revised to eliminate references to Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. See page 3 of the Amended 10-SB.

PART I

ITEM 1. DESCRIPTION OF BUSINESS - PAGE 3

4.
IT APPEARS THAT YOUR ASSETS AND PERSONNEL ARE ALL LOCATED IN CANADA. IF SO, PLEASE PROVIDE APPROPRIATE DISCLOSURE REGARDING THE DIFFICULTY THAT U.S. INVESTORS MIGHT HAVE ENFORCING LIABILITIES UNDER THE U.S. SECURITIES LAWS.

See the added disclosure on page 17 of the Amended 10-SB.

INTRODUCTION - PAGE 3

5.
WE NOTE THAT THE STATEMENT THAT YOU “INTEND TO DEVELOP A VARIETY OF DIFFERENT PRODUCTS BASED ON OUR WAX TECHNOLOGY FOR USE IN DIFFERENT APPLICATIONS.” PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE SPECIFIC APPLICATIONS AND LIMITATIONS OF YOUR WAX TECHNOLOGY. WE NOTE, FOR INSTANCE, THAT THE “SPILL STATISTICS” SECTION OF YOUR WEB SITE IMPLIES THAT THE WAX TECHNOLOGY MAY BE PARTICULARLY SUITED FOR SMALL SPILLS RATHER THAN LARGE SPILLS.

See the added disclosure on pages 4 - 8 of the Amended 10-SB.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

THE WAX TECHNOLOGY - PAGE 3

6.
WE NOTE YOUR DISCLOSURE IN THE “INTRODUCTION” SUBSECTION THAT YOU HAVE SUCCESSFULLY TESTED PROTOTYPES OF THE WAX TECHNOLOGY. PLEASE DESCRIBE THE TESTS CONDUCTED AND POSITIVE AND NEGATIVE FINDINGS REACHED. PLEASE INCLUDE DETAILS SUCH AS THE SIZE OF THE SPILLS CONTAINED, THE CONDITIONS UNDER WHICH THE TESTS WERE PERFORMED, THE EFFECTIVENESS OF THE WAX TECHNOLOGY, ETC. WE MAY HAVE FURTHER COMMENT BASED ON YOUR RESPONSE.

See the added disclosure under the heading “Prototype and Field Testing” on page 5 of the Amended 10-SB.

7.	PLEASE REVISE YOUR DISCLOSURE TO CLEARLY IDENTIFY THE HURDLES THAT REMAIN BEFORE YOU CAN MARKET YOUR PRODUCT.

See the added disclosure under the heading “Current Development Hurdles” on pages 7 - 8 of the Amended 10-SB.

8.
PLEASE REVISE YOUR DISCLOSURE TO CLARIFY WHY YOU HAVE NOT ISSUED THE STOCK TO MR. NELSON AND WHEN YOU ARE OBLIGATED TO DO SO. ALSO DISCLOSE THE IMPLICATIONS OF FAILING TO ISSUE THE STOCK; SEE COMMENT 36.

See the added disclosure under the heading “The Wax Technology” on pages 3 - 4 of the Amended 10-SB. See also our response to Comment 36.

PATENTS AND TRADEMARKS - PAGE 4

9.
PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE THE CANADIAN INTELLECTUAL PROPERTY OFFICE PATENT APPLICATION EXAMINATION PROCESS. ALSO DISCLOSE THE DURATION AND GEOGRAPHIC LIMITATIONS ON ANY PATENT THAT MIGHT RESULT FROM THE PROCESS.

See the added disclosure under the heading “Patents and Trademarks” on page 10 of the Amended 10-SB.

10.
WE NOTE YOUR DISCLOSURE ON PAGE 5 THAT YOU EXPECT TO FOCUS YOUR MARKETING AND SALES EFFORTS IN THE UNITED STATES AND CANADA. WITH A VIEW TOWARDS DISCLOSURE, PLEASE TELL US WHETHER YOU INTEND TO SEEK PATENT PROTECTION IN THE UNITED STATES. IF SO, PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE THE UNITED STATES PATENT APPLICATION EXAMINATION PROCESS.

See the added disclosure under the heading “Patents and Trademarks” on page 10 of the Amended 10-SB.

11.	DESCRIBE THE KEY ELEMENTS OF YOUR WAX TECHNOLOGY THAT YOU BELIEVE WILL BE PROTECTED IF YOUR PATENT APPLICATIONS ARE APPROVED.

See the added disclosure under the heading “Patents and Trademarks” on page 10 of the Amended 10-SB.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

MANUFACTURING AND PRODUCTION - PAGE 4

12.
PLEASE EXPLAIN SUPPLEMENTALLY THE “LONG-STANDING RELATIONSHIP” BETWEEN MR. NELSON AND IGI. PLEASE DISCLOSE WHETHER THERE IS A WRITTEN AGREEMENT OR OTHER OBLIGATION ON THE PART OF IGI TO SUPPLY YOU PARAFFIN WAX FREE OF CHARGE. FILE ANY WRITTEN AGREEMENT AS AN EXHIBIT.

In response to this comment, the Company has informed us that Mr. Nelson has worked with IGI on a number of wax related projects in the past. As a result of these dealings with IGI, Mr. Nelson has developed a personal relationship with IGI. As a result, IGI has verbally agreed to assist the Company during its product development phase and to supply its wax needs during this period. IGI has agreed to provide the Company with small amounts of paraffin wax for prototype testing as well as to provide small amounts of paraffin wax for the purpose of conducting field trials. There is no formal agreement with IGI at this time and IGI is free to cease supplying the Company with paraffin wax at its discretion. The Company intends to enter into negotiations with IGI for a formal wax supply agreement once it has completed the product development stage of its business plan.

See the added disclosure under the heading “Manufacturing and Production” on page 8 of the Amended 10-SB.

COMPETITION - PAGE 5

13.
PLEASE EXPLAIN TO US YOUR REASONABLE BASIS FOR CONCLUDING THAT THE WAX TECHNOLOGY IS MORE ECONOMICAL, EFFICIENT AND EFFECTIVE THAN COMPETITIVE PRODUCTS, WHEN YOU HAVE NOT YET COMMERCIALIZED A PRODUCT BASED ON THIS TECHNOLOGY.

See the added disclosure under the heading “Competition” on pages 5 - 7 of the Amended 10-SB.

GOVERNMENT REGULATIONS - PAGE 5

14.	PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE THE ENVIRONMENT CANADA AND U.S. ENVIRONMENTAL PROTECTION AGENCY REGULATORY APPROVAL PROCESS AND YOUR NEED FOR SUCH APPROVALS.

See the added disclosure under the heading “Government Regulations” on pages 10 - 11 of the Amended 10-SB.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - PAGE 6

PLAN OF OPERATION - PAGE 6

15.	REVISE TO DESCRIBE THE COMPANY’S PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. YOUR DISCUSSION SHOULD INCLUDE THE FOLLOWING:
	•	HOW LONG THE COMPANY CAN SATISFY ITS CASH REQUIREMENTS AND WHEN YOU WILL HAVE TO RAISE THE ADDITIONAL FINANCING;
	•	A MORE SPECIFIC DISCUSSION OF THE TIMEFRAME FOR THE SALE OF YOUR PRODUCT;

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

•	EXPLANATION FOR THE SIGNIFICANT VARIANCE FROM THE ACTUAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES PRESENTED IN THE STATEMENT OF OPERATION AND THE ANTICIPATED EXPENSE NEXT YEAR; AND
•	DISCUSSION OF THE CONSULTING AGREEMENTS WITH THE TWO TECHNICAL CONSULTANTS. REFER TO REGULATION S-B ITEM 303 (A).

See the added disclosure under the heading “Plan of Operation” on pages 12 - 13 of the Amended 10-SB.

LIQUIDITY AND FINANCIAL CONDITION - PAGE 8

16.	REVISE TO DESCRIBE AND QUANTIFY THE COMMON SHARES ISSUED DURING THE YEARS PRESENTED AND HOW THEY WERE ACCOUNTED FOR.

See the added disclosure under the heading “Liquidity and Financial Condition” on pages 15 - 16 of the Amended 10-SB.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - PAGE 11

17.	WE NOTE YOUR DISCUSSION OF DALY ENVIRONMENTAL CONSULTANTS. WITH A VIEW TOWARD DISCLOSURE, PLEASE TELL US HOW MR. DALY ALLOCATES BUSINESS OPPORTUNITIES BETWEEN INFITECH AND DEC.

See the added disclosure under the heading “Directors and Officers” on pages 19 - 20 of the Amended 10-SB.

OTHER SIGNIFICANT EMPLOYEES AND CONSULTANTS - PAGE 12

18.
WE NOTE THAT YOU DESCRIBE THE SERVICES OF MR. NELSON AND DR. SHEN AS CRUCIAL TO YOUR BUSINESS PLAN. PLEASE DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENTS WITH THESE CONSULTANTS AND FILE THOSE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT.

In response to this comment, the Company has informed us that Mr. Nelson provides his consulting services to the Company under the Technology Agreement, a copy of which has been attached to the 10-SB Registration Statement. Mr. Nelson provides these services to the Company for a minimum of 10 hours per month for which the Company pays him a fee of $1,000 CDN per month.

The Company does not have a written consultation agreement with Dr. Shen. Dr. Shen is a former business associate and co-worker of Paul Daly and is an expert on wastewater treatment systems. Because of the Company’s limited financial resources and the fact that the Company is not actively seeking business opportunities in wastewater treatment at this time, Dr. Shen has verbally agreed to provide technical advice to the Company in order to assist in their evaluation of prospective wastewater treatment technologies. Dr. Shen has not provided the Company with any significant consulting services to date. The Company has informed us that, if they determine that they require extensive technical studies or engineering work to be performed, they will seek to enter into a formal consultancy agreement with Dr. Shen.

See the added disclosure on pages 9, 11, 20 and 21 of the Amended 10-SB.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PAGE 13

19.	WE NOTE YOUR STATEMENT THAT THERE HAVE NOT BEEN MATERIAL RELATED PARTY TRANSACTIONS. PLEASE RECONCILE THAT STATEMENT WITH THE FACT THAT YOUR PRESIDENT HAS ACQUIRED 50% OF YOUR STOCK.

See the added disclosure under the heading “Certain Relationships and Related Transactions” on page 21 of the Amended 10-SB.

ITEM 8. DESCRIPTION OF SECURITIES - PAGE 13

20.	YOUR DISCLOSURE MAY NOT BE QUALIFIED BY REFERENCE TO STATUES. PLEASE REVISE ACCORDINGLY.

See the revised disclosure under the heading “Description of Securities” on page 22 of the Amended 10-SB.

21.	SUPPLEMENTALLY RECONCILE THE NUMBER OF SHARES SHOWN AS OUTSTANDING IN THIS SECTION WITH THE NUMBER IN YOUR BALANCE SHEET.

Due to a typographical error, the number of issued and outstanding shares listed in the originally filed Form 10-SB was listed as 12,000,000 shares. The actual number of issued and outstanding shares was 12,094,000. This number has been revised to include the 150,000 shares issued to Mr. Nelson on January 28, 2005 in satisfaction of the Company’s obligations under the Technology Agreement. See the revised disclosure on page 22 of the Amended 10-SB.

22.	PLEASE DISCLOSE AND EXPLAIN THE 1% QUORUM PROVISION IN SECTION 8 OF YOUR BYLAWS.

See the revised disclosure on page 22 of the Amended 10-SB.

23.
PLEASE RECONCILE YOUR DISCLOSURE THAT YOU HAVE AUTHORIZED A SINGLE CLASS OF STOCK THAT IS COMMON STOCK WITH SECTION 34 OF YOUR BYLAWS WHICH APPEARS TO GIVE YOU’RE THE POWER TO DESIGNATE PREFERENCES AMONG YOUR SECURITIES.

Section 34 of the bylaws provides that, if the Company were to have a class of shares with preferred rights, those rights must be stated on the share certificates for that class of shares. This section does not provide the Company with the right to designate preferences among its securities. As the Company’s Articles of Incorporation provide for only one class of stock, without preferences, we believe that the current disclosure with respect to the classes of securities the Company is authorized to issue is correct and complete.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS - PAGE 14

24.	PLEASE DISCLOSE THE APPROXIMATE NUMBER OF HOLDERS OF RECORD OF YOUR COMMON STOCK, AS REQUIRED BY ITEM 201(B) OF REGULATION S-B.

See the revised disclosure on page 23 of the Amended 10-SB.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES - PAGE 15

25.	PLEASE IDENTIFY THE PERSONS OR CLASS OF PERSONS TO WHOM YOUR SECURITIES WERE SOLD IN EACH OFFERING, AS REQUIRED BY ITEM 701(B) OF REGULATION S-B.

See the revised disclosure on page 24 of the Amended 10-SB.

PART F/S

FINANCIAL STATEMENTS

GENERAL

26.	THE FINANCIAL STATEMENT SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH ITEM 310(G) OF REGULATION S-B AT THE EFFECTIVE DATE.

The Company’s interim financial statements for the period ended October 31, 2004 have been included with the Amended 10-SB.

27.
REVISE THE FINANCIAL STATEMENT FOOTNOTES TO QUANTIFY ALL AMOUNTS IN TERMS OF U.S. DOLLARS. WE REFER, PARTICULARLY, TO THE $1,000 CONSULTING FEE AND $.10 ROYALTY FEE (NOTE 4). REVISE ALL NARRATIVES THROUGHOUT THE FILING TO QUANTIFY AMOUNTS AND BALANCES IN TERMS OF U.S. DOLLARS, AS WELL. WE WILL NOT OBJECT IF YOU WISH TO ALSO QUANTIFY THESE AMOUNTS IN TERMS OF CANADIAN DOLLARS. HOWEVER, THE CURRENT PRESENTATION IS CONFUSING.

The notes to the Company’s financial statements have been revised to indicate both the Canadian dollar amount and the U.S. equivalent, calculated based on the prevailing exchange rates on the date of the financial statements.

28.
IF YOU RESTATE THE FINANCIAL STATEMENTS IN RESPONDING TO OUR COMMENTS, THE RESTATED FINANCIAL STATEMENT MUST BE LABELED “RESTATED.” THE FINANCIAL STATEMENTS MUST ALSO INCLUDE THE DISCLOSURES REQUIRED BY APB 20. NOTE THAT THE AUDITOR’S REPORT MUST INCLUDE AN EXPLANATORY PARAGRAPH DESCRIBING ANY RESTATEMENT AS REQUIRED BY AU SECTION 508.

The Company has informed us that the financial statements have been restated and are labeled as such. Further, the Company has added the disclosure required by APB 20 and the Company has informed us that the audit report of Dohan and Company, CPAs ("Dohan") includes an explanatory paragraph describing the nature of the restatement.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - PAGE F-2

29.
WE NOTE THAT THE CORPORATE HEADQUARTERS OF INFITECH VENTURES, INC. IS LOCATED IN THE PROVINCE OF ONTARIO, CANADA, YOU ARE INCORPORATED IN NEVADA AND YOUR ACCOUNTANTS ARE LOCATED IN FLORIDA. SUPPLEMENTALLY EXPLAIN HOW THEY WERE ABLE TO CONDUCT THE AUDIT. ARE THEY LICENSED OTHER THAN IN FLORIDA?

As the Company is filing as a domestic company, the Company selected Dohan as its auditor of record, a firm registered with the PCAOB, a member of the AICPA and licensed in the State of Florida. Using the assistance of its network of worldwide affiliates, Dohan conducted the audit in accordance the rules and regulations of the PCAOB and the AICPA.

30.
WE NOTE THAT YOUR AUDITORS DID NOT AUDIT THE CUMULATIVE BALANCE FROM THE DATE OF INCEPTION (OCTOBER 24, 2000) THROUGH JULY 31, 2004. AN AUDITORS ASSOCIATION WITH THE CUMULATIVE DATE IS REQUIRED ON AN ANNUAL BASIS AS LONG AS YOU ARE IN THE DEVELOPMENT STAGE. REVISE TO INCLUDE AN AUDITORS REPORT CLEARLY IDENTIFYING THIS PERIOD AS AUDITED OR DISCUSS WHY YOU BELIEVE NO AUDIT IS NECESSARY.

The audit report of Dohan has been revised to include the period from the date of inception to July 31, 2004.

STATEMENTS OF OPERATIONS - PAGE F-4

31.
WE NOTE DISCLOSURE ON PAGE 12 THAT YOU “HAVE NOT PAID ANY SALARIES OR OTHER COMPENSATION TO OUR OFFICERS, DIRECTORS OR EMPLOYEES SINCE OUR INCEPTION.” CLARIFY THAT FACT IN THE FOOTNOTES, INCLUDING WHETHER UNPAID EXECUTIVE SALARIES HAVE BEEN ACCRUED AND EXPENSED AS EARNED IN THE FINANCIAL STATEMENTS. THE COMPANY SHOULD REFLECT ALL COSTS OF DOING BUSINESS, THEREFORE, IF AN OFFICER OR EXECUTIVE IS CONTRIBUTING TIME, CONTRIBUTED SERVICES SHOULD BE VALUED AND RECORDED, SEE SAB TOPIC 1B.

Pursuant to SAB Topic 1:B (1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business. Accordingly, the Company has informed us that it records the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to additional paid-in capital, in the year in which the services are provided. Accordingly, as time was contributed to the Company during the year ended July 31, 2004, the Company valued and recorded these contributed services and amended the financial statements and related footnotes under the guidance of APB 20.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

32.
REVISE THE FOOTNOTES TO DISCLOSE THAT YOU RECEIVE PARAFFIN WAX “FREE OF CHARGE” FROM THE INTERNATIONAL GROUP, INC. AND DISCLOSE THE CURRENT MARKET PRICE. IF THE AMOUNTS ARE SIGNIFICANT, THE EXPENSE AND CORRESPONDING CONTRIBUTION SHOULD BE RECORDED. WE ALSO NOTE YOU ARE WORKING WITH IGI TO TEST AND FINALIZE A WAX COMPOUND. SUPPLEMENTALLY TELL US IF YOU REIMBURSE IGI FOR THESE SERVICES. CONFIRM THAT YOUR HISTORICAL INCOME STATEMENT REFLECTS ALL COSTS OF DOING BUSINESS, INCLUDING COSTS INCURRED BY IGI ON YOUR BEHALF. REFER TO SAB TOPIC 1-B AS NECESSARY.

In response to this comment, the Company has informed us that the market price for the wax samples provided by IGI from inception to July 31, 2004 is $150.00 USD. This cost is not required to be reimbursed to IGI.

The Company believes that this amount is not significant to the financial statements and accordingly, no contribution has been recorded by the Company in the financial statements. The Company has amended Note 5 to the footnotes to the Company’s financial statements, disclosing that the Company receives the paraffin wax free of charge.

33.
AS A RELATED MATTER, CONFIRM THAT NONE OF YOUR OFFICERS, DIRECTORS OR 10% OR GREATER SHAREHOLDERS HAS ANY OWNERSHIP IN IGI. OTHERWISE PROVIDE THE RELATED PARTY DISCLOSURES AS REQUIRED BY SFAS 57. ALSO, CONFIRM YOU HAVE NOT ENTERED INTO ANY AGREEMENTS WITH IGI FOR THE MANUFACTURING AND SUPPLY OF YOUR PRODUCT OR ANY FUTURE SERVICES.

The Company has confirmed to us that no officers, directors or 10% or greater shareholders of the Company has any ownership interest in IGI. The Company has further confirmed that no formal agreements have been reached with IGI for the continued or future supply of wax products.

STATEMENT OF STOCKHOLDER’S EQUITY - PAGE F-6

34.	WE NOTE ON PAGE 15 THAT YOU ISSUED 6,000,000 SHARES ON FEBRUARY 28, 2001. WHY ARE THESE NOT INCLUDED IN YOUR STATEMENT OF STOCKHOLDER’S EQUITY? REVISE OR ADVISE.

The Statement of Stockholders Equity included with the Form 10-SB originally filed on December 13, 2004 contains a typographical error. The 6,000,000 shares of common stock listed as being issued on December 29, 2000 were actually issued on February 28, 2001. The amended financial statements for the year ended July 31, 2004 have been corrected to indicate the correct date of the share issuance.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES - PAGE F-7

CASH AND CASH EQUIVALENTS - PAGE F-8

35.
WE NOTE THAT PART OF YOUR CASH IS HELD IN A TRUST BY THE COMPANY’S LAWYER. SUPPLEMENTALLY TELL US THE NATURE OF THIS CASH. IS THIS CONSIDERED RESTRICTED CASH? IF SO IT SHOULD BE DISCLOSED SEPARATELY ON THE FACE OF THE BALANCE SHEET. PLEASE REVISE OR ADVISE.

The cash held in trust by the Company’s lawyer was held in trust as a retainer and remained the property of the Company, without restriction. Upon request and subject to the payment of any unpaid legal fees, these funds were returned to the Company.

NOTE 4. PATENT AND INTELLECTUAL PROPERTY - PAGE F-9

36.
WE NOTE THAT ON MAY 6, 2004 YOU AGREED TO ISSUE 150,000 SHARES TO MR. NELSON FOR HIS ASSIGNMENT OF THE WAX TECHNOLOGY. IT APPEARS THAT THESE SHARES HAVE NOT BEEN DELIVERED AS OF THE BALANCE SHEET DATE. SUPPLEMENTALLY EXPLAIN WHEN OR IF THESE SHARES WERE DELIVERED. IT IS NOT CLEAR TO US WHETHER A TRANSFER OF A PATENT HAS TAKEN PLACE AS OF THE BALANCE SHEET DATE. ACCORDING TO THE TECHNOLOGY TRANSFER AGREEMENT, THE TRANSFER BY INVENTOR IS “SUBJECT TO THE TERMS AND CONDITIONS OF THE AGREEMENT, INCLUDING DELIVERY OF THE CONSIDERATION AS PROVIDED IN THE AGREEMENT.” INSTEAD, IT APPEARS ONLY AN OPTION TO ACQUIRE A PATENT MAY HAVE BEEN PURCHASED.

REVISE TO REMOVE THE ASSET FROM YOUR BALANCE SHEET AND THE “OBLIGATION TO ISSUE SHARES” FROM YOUR STATEMENT OF STOCKHOLDER’S EQUITY OR SUPPLMENTALLY PROVIDE SUPPORT FOR YOUR CURRENT PRESENTATION.

The Company has informed us that, due to an administrative error, the shares issuable to Mr. Nelson under the Technology Agreement were not actually issued until January 28, 2005. Mr. Nelson has provided a written acknowledgment that the Technology Agreement is in good standing. As such, we believe that all terms and conditions related to the transfer of the Technology to the Company have been satisfied.

37.	AS A RELATED MATTER, TELL US ABOUT THE RELATIONSHIP BETWEEN MR. NELSON AND THE COMPANY AND YOUR DIRECTORS AND SHAREHOLDERS. DESCRIBE ANY RELATED PARTY RELATIONSHIPS AND AFFILIATIONS.

In response to this comment, the Company has informed us that Mr. Nelson is not related to Paul Daly, the Company’s sole director and President, Secretary and Treasurer, or to any of the Company’s shareholders. Mr. Nelson owns 150,000 shares of the Company’s common stock, issued to him pursuant to the Technology Agreement. Mr. Nelson also acts as a consultant to the Company as provided under the Technology Agreement and receives a fee from the Company in the amount of $1,000 CDN (approximately $750 USD) per month as consideration for those consulting services.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

NOTE 6. RELATED PARTY TRANSACTIONS - PAGE F-10

38.
WE NOTE THE COMPANY HAS NON-INTEREST BEARING LOANS FROM DIRECTORS AND SHAREHOLDERS. SINCE THERE ARE NO FIXED TERMS OF REPAYMENT, WHAT CONSIDERATION WAS GIVEN TO RECORDING THESE LOANS AS CAPITAL CONTRIBUTIONS? PLEASE DISCUSS.

The Company has informed us that when these funds were first advanced to the Company, it was expected that these amounts would be repaid in a relatively short period of time. Accordingly, the Company and each creditor did not believe that it was necessary to attach specific terms and conditions of repayment at that time. As such, the amounts advanced are payable upon demand. Although a significant period of time has passed which could infer that these amounts are capital contributions rather than loans, the Company decided against modifying the terms and conditions and against treating these amounts as capital contributions because the outstanding amounts are minimal. The Company has always intended and continues to have the intention to repay these amounts to the respective creditors in full.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

O’NEILL LAW GROUP PLLC

“Christian I. Cu”

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Infitech Ventures Inc.
Attention: Mr. Paul G. Daly, President